

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2023

Mark Vignola
Chief Financial Officer
Terns Pharmaceuticals, Inc.
1065 East Hillsdale Blvd
Suite 100
Foster City, CA 94404

     Re: Terns Pharmaceuticals, Inc.
          Form 10-K for the Year Ended December 31, 2022
          File No. 001-039926

Dear Mark Vignola:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences